CONTACT:

James Burke
AST Fund Solutions
646-322-0361
jburke@astfundsolutions.com

THE CHINA FUND, INC. ANNOUNCES A CHANGE TO THE PREVIOUSLY ANNOUNCED APPROVAL IN PRINCIPLE OF A ONE-TIME TENDER OFFER

New York, New York, September 7, 2018 - The China Fund, Inc. (NYSE: CHN) (the “Fund”), announced today that its Board has determined to make a change in the terms of its previously announced approval in principle of a one-time tender offer. As noted in a press release of August 27, 2018, the Board of Directors (the “Board”) of the Fund had, at a meeting held on August 24, 2018, approved in principle a one-time tender offer (the “Tender Offer”) to repurchase up to 25% to 30% of its outstanding shares at 98.5% of net asset value, subject to regulatory and other confirmations. The Board has now determined that the Fund will repurchase shares at 99.0% of net asset value. No other changes to the previously announced terms and conditions of the Tender Offer are being made at this time. Also, as previously announced, the Tender Offer is expected to be made in accordance with specific terms and conditions to be determined by the Board and set forth in an Offer Notice and related Letter of Transmittal, which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Stockholders of the Fund should read the Offer Notice and tender offer statement on Schedule TO and related exhibits when filed, as they will contain important information about the Tender Offer. This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund.

The Fund is a closed-end management investment company with the investment objective of long-term capital appreciation which it seeks to achieve by investing primarily in equity securities (i) of companies for which the principal securities trading market is the People’s Republic of China (“China”), (ii) of companies for which the principal securities trading market is outside of China, or constituting direct equity investments in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods and services sold or produced, or have at least 50% of their assets, in China and (iii) constituting direct equity investments in companies organized in China. The China Fund, Inc. is listed on the New York Stock Exchange under the ticker symbol “CHN”.

For further information regarding the Fund and the Fund’s holdings, please call (888)-CHN-CALL or visit the Fund’s website at www.chinafundinc.com.